UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

MYERS INDUSTRIES, INC.
(Name of Registrant as Specified in Its Charter)

GAMCO ASSET MANAGEMENT INC. MARIO J. GABELLI DANIEL R. LEE
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒          No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

☐           Fee paid previously with preliminary materials:

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)           Amount previously paid:

(2)           Form, Schedule or Registration Statement No.:

(3)           Filing Party:

(4)           Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 25, 2013

GAMCO ASSET MANAGEMENT INC.

___________________, 2013

Dear Fellow Shareholder:

GAMCO Asset Management Inc. (“GAMCO Asset Management”), Mario J. Gabelli and certain of their affiliates (collectively, “GAMCO” or “we”) are the beneficial owners of an aggregate of 5,314,600 shares of common stock, without par value per share (the “Common Stock”), of Myers Industries, Inc., an Ohio corporation (“Myers Industries” or the “Company”), representing approximately 15.72% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Board of Directors of the Company.  We are seeking your support at the annual meeting of shareholders scheduled to be held at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301, on Friday, April 26, 2013 at 9:00 A.M. (local time), including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To elect GAMCO’s nominee, Daniel R. Lee (the “Nominee”), to the Board of Directors of the Company (the “Board”) in opposition to one of the Company’s incumbent directors;

2.	To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for fiscal 2013;

3.	To cast a non-binding advisory vote to approve executive compensation;

4.	To approve the adoption of the Performance Bonus Plan of the Company; and

5.	To consider such other business as may be properly brought before the meeting or any adjournments thereof.

GAMCO and its affiliates have followed Myers Industries through our research for over three decades.  We believe that the Company is in urgent need of fresh perspective and a focus on enhancing shareholder value, which, we believe, the Nominee will provide.  The Nominee does not have specific plans for the Company.

We are seeking to change a minority of the Board to ensure that the interests of the shareholders, the true owners of the Company, are appropriately represented in the boardroom.  The Board is currently composed of nine directors, all of whom are up for election at the Annual Meeting.   Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect the Nominee.  Shareholders who vote on the enclosed BLUE proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Richard P. Johnston.  Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s Nominee, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominee is elected.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.  The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about March ___, 2013.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact GAMCO at our address listed below.

Thank you for your support.

/s/ Mario J. Gabelli

Mario J. Gabelli
GAMCO Asset Management Inc.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of GAMCO’s proxy materials,
please contact GAMCO at the phone number listed below.

GAMCO ASSET MANAGEMENT INC.

ONE CORPORATE CENTER

RYE, NEW YORK 10580

(800) 422-3554

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 25, 2013

2013 ANNUAL MEETING OF SHAREHOLDERS
OF
MYERS INDUSTRIES, INC.
_________________________

PROXY STATEMENT
OF
GAMCO ASSET MANAGEMENT INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

GAMCO Asset Management Inc. (“GAMCO Asset Management”), Mario J. Gabelli and certain of their affiliates (collectively, “GAMCO” or “we”) are significant shareholders of Myers Industries, Inc., an Ohio corporation (“Myers Industries” or the “Company”), owning in the aggregate approximately 15.72% of the outstanding shares of common stock, no par value per share (the “Common Stock”), of the Company.  We are seeking representation on the Board of Directors of the Company (the “Board”) because we believe that the Board could be improved by the addition of a director who has strong, relevant background and who is committed to fully exploring all opportunities to unlock shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301, on Friday, April 26, 2013 at 9:00 A.M. (local time) (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect GAMCO’s director nominee, Daniel R. Lee (the “Nominee”), to serve until the 2014 annual meeting of shareholders and until his successor is duly elected and qualified;

2.	To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for fiscal 2013;

3.	To cast a non-binding advisory vote to approve executive compensation (the “Say-on-Pay Proposal”);

4.	To approve the adoption of the Performance Bonus Plan of the Company; and

5.	To consider such other business as may be properly brought before the meeting or any adjournments thereof.

As of the date hereof, GAMCO and its affiliates collectively own 5,314,600 shares of Common Stock, constituting approximately 15.72% of the outstanding shares of Common Stock.  We intend to vote such shares of Common Stock FOR the election of the Nominee, FOR the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for fiscal 2013, AGAINST the approval of the Say-on-Pay Proposal, and AGAINST the Performance Bonus Plan, as described herein.

The Company has set the close of business on March 4, 2013 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 1293 South Main Street, Akron, Ohio 44301.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 33,812,213 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY GAMCO AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH GAMCO IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

GAMCO URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at
[_______________________]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  GAMCO urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominee.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to GAMCO in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominee only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

GAMCO ASSET MANAGEMENT INC. ONE CORPORATE CENTER RYE, NEW YORK 10580 (800) 422-3554

Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation.

•
GAMCO has been a major shareholder of the Common Stock of Myers Industries on behalf of our clients for many years. GAMCO and certain of its affiliates initially filed a Schedule 13D with respect to their ownership of securities of the Company on October 25, 2006.

•
On February 15, 2012, GAMCO delivered a letter to the Company with respect its nomination of each of Richard L. Bready and Robert S. Prather, Jr. as candidates for election to the Board at the 2012 annual meeting of shareholders of the Company.

•	On February 21, 2013, GAMCO delivered a letter to the Company advising it of its intention to nominate Daniel R. Lee for election as director of the Company at the Annual Meeting.

•
On February 22, 2013, GAMCO delivered a nomination letter to the Company, in accordance with the requirements of the Company’s Amended and Restated Code of Regulations (the “Code of Regulations”) with respect to its nomination of Mr. Lee for election as director of the Company at the Annual Meeting.

REASONS FOR THE SOLICITATION

We believe that urgent change is needed on the Board of Myers Industries.  We have little confidence that the Board, as currently composed, is committed to taking the steps necessary to enhance shareholder value at the Company.  Therefore, we are soliciting your support to elect our Nominee at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspectives to the Board.

We believe the Company is undervalued

If elected at the Annual Meeting, our Nominee will, subject to his fiduciary duties as a director, endeavor to work with the other members of the Board to review the Company’s operating business and identify opportunities to address the valuation discrepancy between the intrinsic value of the business and the current enterprise value of the Company.  However, since the Nominee would comprise a small minority on the Board if elected, there can be no assurance that any actions or changes proposed by the Nominee will be adopted or supported by the Board.  It is our hope, however, that if shareholders vote to elect our Nominee at the Annual Meeting, then the Board will give serious consideration to any ideas, plans or proposals for enhancing shareholder value that the Nominee may recommend to the full Board.

We are concerned with the Board’s lack of sufficient stock ownership

The members of the Board, other than John C. Orr, the President and Chief Executive Officer of the Company, collectively own less than 1% of the outstanding shares of Common Stock.  In contrast, GAMCO and its affiliates collectively own 5,314,600 shares of Common Stock, or approximately 15.72% of the outstanding shares of Common Stock.  We are concerned that this lack of meaningful investment in the stock of the Company creates a misalignment between the interests of the directors and Myers Industries’ shareholders. We believe the Board’s minimal ownership of shares of Common Stock may compromise the Board’s ability to properly evaluate and address the serious challenges facing the Company.

OUR NOMINEE HAS THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR SHAREHOLDERS

As Myers Industries’ largest shareholder, we have heightened concerns that the Board lacks the objectivity necessary to act in the best interests of shareholders.  We have identified a highly qualified, independent director who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.  Further, we believe Myers Industries’ continued underperformance and undervaluation warrant the addition of a direct shareholder representative on the Board to ensure that all decisions are made with the best interests of all shareholders as the primary objective.

Daniel R. Lee.  Mr. Lee has extensive investment expertise and vast leadership experience as an executive with proven ability to build shareholder value. Mr. Lee brings a diverse set of relevant skills and deep knowledge of both the financial and operational aspects of the business.  GAMCO believes that Mr. Lee will be an invaluable addition to the Board that will help improve effective oversight of the Company and strengthen the Board’s focus on enhancing shareholder value.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of nine directors.  We believe the terms of all nine directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominee in opposition to one of the Company’s incumbent directors.  Your vote to elect the Nominee will have the legal effect of replacing this incumbent director with the Nominee.  If elected, the Nominee will represent a minority of the members of the Board, and therefore it is not guaranteed that he can implement the actions that he believes are necessary to enhance shareholder value.

THE NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominee.  The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominee should serve as director of the Company is set forth above in the section entitled “Reasons for the Solicitation.”  This information has been furnished to us by the Nominee.  The Nominee is a citizen of the United States of America.

Daniel R. Lee, age 56, is the Managing Partner of Creative Casinos LLC (“Creative Casinos”), a developer of casino resorts.

During the 1980s and early 1990s, Mr. Lee was a Chartered Financial Analyst working for the investment firms of Drexel Burnham Lambert and Credit Suisse First Boston, Inc.  Mr. Lee held various positions at Drexel Burnham Lambert, including serving as a Managing Director.  Mr. Lee served as an equity analyst at Credit Suisse First Boston, Inc., covering the lodging, restaurant, gaming, cruise line, toy, and movie industries.

During the 1990s, Mr. Lee worked with noted Las Vegas developer - Steve Wynn as the Chief Financial Officer and Senior Vice President of Finance and Development at Mirage Resorts, and was an integral part of the team that built such icons as Bellagio, Beau Rivage, Monte Carlo and Treasure Island.

Over the past decade, Mr. Lee has focused on gaining in regional markets, first as Chairman and Chief Executive Officer of Pinnacle Entertainment, Inc., a leading developer, owner and operator of hotels and casinos, and then as the founder and managing member of Creative Casinos.

Mr. Lee has served on the Board of Directors of LICT Corporation (“LICT Corporation”), an integrated communications company, since January 2012 and prior to that from October 2000 until December 2005.  Mr. Lee has also been a director of Gabelli Securities, Inc. (“Gabelli Securities”) since August 2012.  Gabelli Securities is an investment advisor registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”) and serves as general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  Gabelli Securities, Inc. is a majority owned subsidiary of GAMCO Investors, Inc. (“GAMCO Investors”), a publicly traded company.

Mr. Lee has Bachelor’s of Science and Masters of Business Administration degrees from Cornell University.  The principal business address of Mr. Lee is 10801 West Charleston Blvd., Suite 420, Las Vegas, Nevada 8913.

As of the date hereof, Mr. Lee does not directly own any shares of Common Stock and has not engaged in any transactions in securities of the Company in the past two years.  As indicated above, Mr. Lee is a director of Gabelli Securities, which is a majority owned subsidiary of GAMCO Investors.  Mr. Gabelli serves as the Chairman and Chief Executive Officer and is the controlling shareholder of GAMCO Investors.  Gabelli Securities beneficially owns 1,500 shares of Common Stock.  Mr. Lee does not have investment or voting authority over the referenced shares.

Mr. Lee also serves as a director of LICT Corporation.  Mr.. Gabelli serves as the Chairman of the Board and Chief Executive Officer of LICT Corporation.  Affiliates of GAMCO beneficially own 35.21% of the outstanding common stock of LICT Corporation.

There are no arrangements or understandings between GAMCO or any of its affiliates of clients and the Nominee or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  The Nominee is not a party adverse to the Company or any of its subsidiaries nor does he have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The  Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition, including Rule 5605(a)(2) and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominee will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Code of Regulations and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Code of Regulations or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Code of Regulations and applicable law.  In any such case, shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Code of Regulations and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of GAMCO that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEE ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLPAS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has preliminarily selected Ernst & Young LLP to serve as the Company’s independent registered public accounting firm for the 2013 fiscal year and is proposing that shareholders ratify such appointment.

As disclosed in the Company’s proxy statement, although shareholder ratification is not required under the laws of the State of Ohio, the Company is submitting the appointment of Ernst & Young LLP for ratification of the shareholders at the Annual Meeting.  If the Company’s shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment, but is not obligated to change the appointment and may for other reasons be unable to make another appointment.

WE RECOMMEND A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2013 FISCAL YEAR AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

APPROVAL OF ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, compensation tables, and narrative discussion is hereby APPROVED.”

According to the Company’s proxy statement, the say-on-pay vote is advisory only and not binding on the Company, the Compensation Committee of the Board or the Board.

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE NON-BINDING RESOLUTION REGARDING EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 4

APPROVAL OF ADOPTION OF PERFORMANCE BONUS PLAN

As discussed in further detail in the Company’s proxy statement, the Compensation Committee of the Board has adopted the Performance Bonus Plan of Myers Industries, Inc. (the “Performance Bonus Plan”), subject to shareholder approval. Shareholder approval of the Performance Bonus Plan is necessary to ensure that certain compensation paid under the Performance Bonus Plan can be eligible for an exemption from the limits on tax deductibility imposed by Section 162(m) of the Internal Revenue Code.   According to the Company’s proxy statement, unless the Performance Bonus Plan is approved by the affirmative vote of the holders of shares having a majority of the voting power of all shares represented at a meeting duly held in accordance with Ohio law within 12 months after being approved by the Board, the Performance Bonus Plan and all awards made under the Performance Bonus Plan shall be void and of no force and effect.

WE RECOMMEND A VOTE “AGAINST” THE ADOPTION OF THE PERFORMANCE BONUS PLAN AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, GAMCO believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominee, FOR the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm for the 2013 fiscal year, AGAINST the approval of the Say-on-Pay Proposal, and AGAINST the approval of the Performance Bonus Plan, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate nine candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our Nominee.  Shareholders who vote on the enclosed BLUE proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than Richard P. Johnston.   Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules we are required either to solicit proxies only for our Nominee, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominee while also allowing shareholders to vote for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our Nominee to also vote for certain of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominee is elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 16,906,107 shares of Common Stock, which represents a majority of the 33,812,213 shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under current NYSE rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on the proposals relating to the election of directors, the advisory vote on executive compensation and the approval of the Performance Bonus Plan, but will have discretionary authority to vote your shares on the proposal regarding the ratification of the Company’s independent auditor.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the matters to be presented at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will not count for purposes of attaining a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the nine nominees for election as directors who receive the greatest number of votes cast will be elected as directors.  With respect to the election of directors, neither an abstention nor a broker non-vote will count as a vote cast “for” or “against” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─  According to the Company’s proxy statement, Proposal No. 2, to ratify the appointment of the independent registered public accounting firm, is a non-binding proposal, but its approval requires the affirmative vote of the holders of a majority of the Common Stock represented in person or by proxy at the Annual Meeting. Abstentions will act as a vote “Against” Proposal No. 2, while broker non-votes, if any, will have no effect on Proposal No. 2. Even if the selection is ratified, the Audit Committee and the Board, in their discretion, may change the appointment at any time during the year if the Company determines that such a change would be in the best interests of the Company and its shareholders. Proposal No. 3 is a non-binding advisory vote to approve the Company’s executive compensation, and its approval requires the affirmative vote of the holders of a majority of the Common Stock represented in person or by proxy at the Annual Meeting. Abstentions will act as a vote “Against” Proposal No. 3, while broker non-votes will have no effect on Proposal No. 3. Proposal No. 4, to approve the adoption of the Performance Bonus Plan, requires the affirmative vote of the holders of a majority of the Common Stock represented in person or by proxy at the Annual Meeting. Abstentions will act as a vote “Against” Proposal No. 4, while broker non-votes will have no effect on Proposal No. 4. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with GAMCO’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered to GAMCO at the address set forth on the back cover of this Proxy Statement or to the Company at 1293 South Main Street, Akron, Ohio 44301 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to GAMCO at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, we may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by GAMCO.  It is anticipated that the Participants and certain staff members of GAMCO will participate in the solicitation of proxies in support of our Nominee set forth in this Proxy Statement. Such staff members will receive no additional consideration if they assist in the solicitation of proxies. Solicitations of proxies may be made in person, by telephone, by email, through the internet, by mail and by facsimile.  Although no precise estimate can be made at the present time, it is estimated that the total expenditures in furtherance of, or in connection with, the solicitation of shareholders will not exceed $25,000.

Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by GAMCO.  To the extent legally permissible, GAMCO will seek reimbursement from the Company for those expenses if any of our Nominees is elected.  GAMCO does not currently intend to submit the question of such reimbursement to a vote of the shareholders.

ADDITIONAL PARTICIPANT INFORMATION

The Nominee, GAMCO and Mr. Gabelli are participants in this solicitation.  The principal business of GAMCO, a New York corporation, is acting as an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.  GAMCO is an investment adviser registered under the Advisers Act.  Mr. Gabelli is the controlling shareholder, Chief Executive Officer and a director of GGCP, Inc. and Chairman and Chief Executive Officer of GAMCO Investors, Inc.  Mr. Gabelli is also a member of GGCP Holdings LLC and the controlling shareholder of Teton Advisors, Inc.

The address of the principal office of each of GAMCO and Mr. Gabelli is One Corporate Center, Rye, New York 10580.

As of the date hereof, GAMCO beneficially owns 3,683,789 shares of Common Stock.  GAMCO has dispositive power with respect to all of these shares of Common Stock, and has voting power with respect to 3,538,289 shares of Common Stock.  As of the date hereof, GAMCO’s affiliates beneficially own an additional 1,630,811 shares of Common Stock. As of the date hereof, Mr. Gabelli directly owns 20,000 shares of Common Stock.  By virtue of his respective position with each of GAMCO and its affiliates, Mr. Gabelli may be deemed to be the beneficial owner of all of the shares of Common Stock held by GAMCO and its affiliates.  As of the date hereof, GAMCO, its affiliates and Mr. Gabelli own an aggregate of 5,314,600 shares of Common Stock.

The shares of Common Stock beneficially owned by each of GAMCO and its affiliates were purchased with funds that were provided through the accounts of certain investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts). For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to the Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

GAMCO is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which GAMCO is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2014 annual meeting of shareholders of the Company (the “2014 Annual Meeting”), in order to be included in the Company’s proxy statement and the form of proxy for the 2014 Annual Meeting, must be made by a qualified shareholder and must be mailed by certified mail return receipt requested to the Company’s Corporate Secretary at Myers Industries, Inc., 1293 South Main Street, Akron, Ohio 44301 and must be received by the Company’s Corporate Secretary on or before November 25, 2013.

Under the Code of Regulations, a shareholder may directly nominate a candidate for election as a director of the Company only if written notice of such intention is received by the Corporate Secretary not less than sixty (60) days nor more than ninety (90) days prior to the date of the 2014 Annual Meeting of shareholders.  In the event that the date of such meeting to elect directors is not publicly disclosed at least seventy (70) days prior to the date of such meeting, written notice of such shareholder’s intent to nominate a candidate must be received by the Corporate Secretary not later than the close of business on the tenth (10th) day following the date on which notice of such meeting is first provided to the shareholders. A shareholder wishing to directly nominate an individual to serve as a director must follow the procedure outlined in Article I, Section 12 of the Code of Regulations, titled “Advance Notice of Director Nomination” and then send a signed letter of nomination to the following address: Corporate Governance and Nominating Committee, c/o Mr. Greggory W. Branning, Corporate Secretary, Myers Industries, Inc., 1293 South Main Street, Akron, Ohio 44301.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2014 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by GAMCO that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

GAMCO ASSET MANAGEMENT INC.

__________, 2013

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Purchase / Sale	Date of Purchase / Sale	Shares of Common Stock Purchased / Sold

Purchase	03/17/11	1,500
Purchase	03/17/11	1,000
Purchase	03/18/11	1,000
Purchase	03/18/11	6,000
Purchase	03/21/11	1,541
Purchase	03/21/11	1,000
Purchase	03/21/11	500
Purchase	03/22/11	459
Purchase	03/22/11	1,000
Purchase	03/23/11	1,500
Purchase	03/23/11	500
Purchase	03/23/11	3,000
Purchase	03/25/11	500
Purchase	03/28/11	3,000
Purchase	03/28/11	16,800
Purchase	03/28/11	15,000
Purchase	03/29/11	3,000
Purchase	03/30/11	8,200
Purchase	03/30/11	5,000
Purchase	03/31/11	3,000
Purchase	04/01/11	2,500
Sale	04/04/11	500
Purchase	04/04/11	2,500
Purchase	04/04/11	1,000
Sale	04/04/11	500
Purchase	04/04/11	3,000
Purchase	04/04/11	3,000
Purchase	04/04/11	2,000
Purchase	04/04/11	1,500
Purchase	04/05/11	3,000
Purchase	04/07/11	15,000
Purchase	04/07/11	5,000
Purchase	04/07/11	1,800
Purchase	04/07/11	1,200
Purchase	04/07/11	5,000
Purchase	04/08/11	5,000
Purchase	04/11/11	3,000
Purchase	04/11/11	1,000
Purchase	04/11/11	1,000
Purchase	04/12/11	1,000

Purchase	04/15/11	250
Purchase	04/15/11	250
Purchase	04/15/11	3,000
Purchase	04/15/11	1,000
Purchase	04/18/11	11,900
Purchase	04/19/11	13,800
Purchase	04/20/11	4,300
Sale	04/20/11	6,000
Sale	05/03/11	1,000
Sale	05/03/11	1,000
Sale	05/23/11	800
Purchase	05/31/11	5,000
Sale	06/03/11	500
Sale	06/07/11	777
Sale	06/09/11	1,223
Sale	06/10/11	1,000
Sale	06/16/11	500
Purchase	07/01/11	2,800
Purchase	07/01/11	2,200
Purchase	07/01/11	300
Purchase	07/05/11	2,800
Purchase	07/05/11	2,200
Purchase	07/05/11	1,200
Purchase	07/08/11	300
Purchase	07/08/11	1,000
Purchase	07/11/11	2,000
Purchase	07/11/11	11,875
Purchase	07/11/11	2,500
Purchase	07/11/11	2,000
Purchase	07/11/11	2,000
Purchase	07/11/11	700
Purchase	07/11/11	800
Purchase	07/11/11	2,000
Purchase	07/11/11	1,500
Purchase	07/11/11	500
Purchase	07/11/11	600
Purchase	07/11/11	1,000
Purchase	07/11/11	2,000
Purchase	07/11/11	2,500
Purchase	07/12/11	10,000
Sale	07/12/11	1,000
Purchase	07/13/11	900
Purchase	07/13/11	5,000
Purchase	07/13/11	100
Purchase	07/13/11	1,000
Purchase	07/13/11	500
Purchase	07/14/11	500
Purchase	07/15/11	10,200
Sale	07/18/11	800
Purchase	07/19/11	3,000

Sale	07/20/11	500
Sale	07/20/11	1,000
Sale	07/21/11	500
Sale	07/21/11	800
Sale	07/21/11	1,500
Sale	07/21/11	1,500
Sale	07/25/11	500
Sale	07/25/11	1,000
Sale	07/25/11	500
Purchase	07/25/11	1,000
Sale	07/27/11	800
Sale	07/29/11	500
Sale	07/29/11	1,000
Sale	08/01/11	1,000
Sale	08/02/11	500
Sale	08/03/11	500
Sale	08/04/11	1,000
Sale	08/05/11	3,000
Sale	08/10/11	1,000
Sale	08/10/11	1,000
Purchase	08/15/11	1,000
Purchase	08/22/11	400
Purchase	08/22/11	1,000
Sale	08/23/11	8,000
Sale	08/24/11	5,000
Sale	08/24/11	4,000
Sale	08/24/11	3,000
Purchase	08/26/11	1,000
Purchase	08/26/11	500
Purchase	08/26/11	1,000
Purchase	08/29/11	1,000
Sale	08/30/11	600
Sale	08/31/11	1,000
Sale	08/31/11	500
Sale	09/20/11	500
Purchase	09/23/11	1,000
Sale	10/03/11	300
Purchase	10/05/11	600
Purchase	10/05/11	400
Sale	10/06/11	500
Sale	10/10/11	500
Sale	10/11/11	500
Purchase	10/11/11	2,000
Purchase	10/12/11	4,000
Sale	10/12/11	4,000
Purchase	10/12/11	600
Purchase	10/12/11	400
Purchase	10/13/11	2,500
Sale	10/13/11	2,500
Purchase	10/14/11	1,500

Sale	10/14/11	1,500
Purchase	10/26/11	500
Purchase	10/26/11	1,500
Purchase	10/26/11	600
Purchase	10/26/11	3,000
Sale	10/27/11	500
Sale	11/01/11	1,500
Sale	11/07/11	400
Sale	11/07/11	500
Sale	11/11/11	1,000
Sale	11/23/11	300
Sale	11/23/11	800
Purchase	11/29/11	1,000
Purchase	11/29/11	700
Purchase	11/30/11	1,000
Purchase	11/30/11	500
Sale	12/01/11	1,000
Sale	12/01/11	200
Sale	12/05/11	1,500
Sale	12/06/11	1,200
Purchase	12/08/11	1,000
Purchase	12/08/11	200
Purchase	12/08/11	1,000
Purchase	12/08/11	200
Purchase	12/08/11	3,000
Purchase	12/12/11	4,000
Purchase	12/12/11	300
Sale	12/16/11	800
Sale	12/16/11	1,000
Sale	12/19/11	1,500
Purchase	12/20/11	300
Sale	12/21/11	3,700
Sale	12/22/11	400
Sale	12/27/11	1,000
Purchase	12/29/11	400
Sale	12/29/11	400
Purchase	12/29/11	400
Sale	12/29/11	400
Sale	01/03/12	1,200
Purchase	01/03/12	2,500
Purchase	01/04/12	1,000
Purchase	01/05/12	1,000
Purchase	01/06/12	3,000
Sale	01/10/12	1,000
Purchase	01/11/12	500
Purchase	01/13/12	400
Purchase	01/13/12	2,000
Purchase	01/13/12	1,000
Purchase	01/17/12	1,500
Sale	01/17/12	600

Purchase	01/18/12	1,000
Sale	01/19/12	800
Sale	01/20/12	500
Sale	01/27/12	500
Purchase	01/30/12	2,000
Sale	01/30/12	1,000
Sale	01/31/12	1,500
Purchase	01/31/12	3,000
Purchase	01/31/12	1,000
Sale	02/06/12	1,000
Sale	02/07/12	3,000
Sale	02/13/12	1,000
Sale	02/21/12	1,000
Sale	02/21/12	600
Purchase	02/21/12	200
Purchase	02/22/12	300
Purchase	02/22/12	3,000
Purchase	02/23/12	1,500
Sale	02/27/12	1,000
Sale	02/28/12	500
Purchase	03/01/12	1,000
Sale	03/05/12	100
Sale	03/12/12	3,000
Purchase	03/14/12	3,000
Purchase	03/22/12	3,000
Purchase	03/22/12	5,000
Purchase	03/22/12	1,000
Purchase	03/22/12	500
Purchase	03/22/12	500
Purchase	03/23/12	500
Purchase	03/26/12	300
Purchase	03/30/12	1,000
Sale	04/02/12	3,000
Sale	04/03/12	1,000
Sale	04/04/12	400
Sale	04/05/12	1,000
Sale	04/09/12	687
Purchase	04/12/12	1,000
Sale	04/13/12	500
Purchase	04/13/12	1,400
Purchase	04/13/12	400
Purchase	04/13/12	200
Sale	04/16/12	600
Sale	04/17/12	2,000
Sale	04/17/12	600
Sale	04/17/12	400
Purchase	04/17/12	400
Purchase	04/17/12	100
Purchase	04/19/12	1,000
Sale	04/19/12	1,000

Sale	04/19/12	100
Sale	04/19/12	100
Sale	04/19/12	100
Sale	04/19/12	100
Sale	04/19/12	300
Sale	04/19/12	100
Sale	04/19/12	100
Sale	04/19/12	100
Sale	04/20/12	500
Sale	04/20/12	600
Sale	05/14/12	1,000
Sale	05/15/12	1,000
Sale	05/17/12	200
Sale	05/18/12	3,000
Sale	05/21/12	500
Purchase	05/22/12	1,000
Sale	05/30/12	1,000
Sale	05/31/12	3,000
Sale	06/05/12	1,000
Sale	06/06/12	1,000
Sale	06/11/12	1,000
Sale	06/12/12	600
Sale	06/13/12	200
Sale	06/13/12	600
Sale	06/13/12	300
Sale	06/15/12	1,000
Sale	06/15/12	1,000
Sale	06/15/12	1,000
Sale	06/15/12	1,000
Sale	06/15/12	700
Sale	06/15/12	600
Sale	06/15/12	400
Sale	06/18/12	600
Sale	06/19/12	1,800
Sale	06/19/12	1,000
Sale	06/19/12	500
Sale	06/19/12	1,000
Sale	06/19/12	800
Sale	06/20/12	1,000
Sale	06/20/12	500
Sale	06/22/12	1,500
Sale	06/25/12	500
Sale	06/26/12	1,000
Sale	06/26/12	500
Sale	06/29/12	600
Sale	06/29/12	500
Sale	07/02/12	800
Sale	07/02/12	800
Sale	07/02/12	1,000
Sale	07/03/12	500

Sale	07/05/12	500
Sale	07/05/12	3,000
Sale	07/05/12	1,000
Sale	07/05/12	500
Sale	07/06/12	4,000
Sale	07/09/12	500
Sale	07/09/12	500
Sale	07/09/12	500
Sale	07/09/12	1,000
Sale	07/13/12	500
Sale	07/13/12	500
Sale	07/13/12	1,200
Sale	07/13/12	500
Sale	07/16/12	500
Sale	07/18/12	1,000
Sale	07/24/12	2,000
Sale	07/27/12	500
Sale	08/06/12	500
Sale	08/10/12	2,000
Sale	08/16/12	3,000
Sale	08/17/12	1,000
Purchase	08/20/12	2,500
Sale	08/22/12	500
Sale	08/28/12	1,000
Sale	08/29/12	1,200
Sale	08/29/12	2,000
Purchase	09/04/12	3,000
Sale	09/05/12	300
Purchase	09/05/12	2,000
Purchase	09/05/12	3,000
Sale	09/07/12	2,000
Sale	09/10/12	1,000
Sale	09/11/12	1,000
Sale	09/14/12	500
Sale	09/21/12	67
Sale	09/25/12	500
Sale	09/26/12	2,000
Sale	10/12/12	2,000
Sale	10/12/12	500
Sale	10/15/12	3,000
Purchase	10/19/12	3,000
Purchase	10/23/12	1,500
Purchase	10/26/12	3,000
Purchase	10/26/12	1,000
Purchase	10/31/12	5,206
Purchase	11/01/12	3,000
Purchase	11/02/12	600
Sale	11/02/12	1,000
Purchase	11/06/12	5,600
Purchase	11/06/12	4,400

Purchase	11/07/12	6,194
Purchase	11/08/12	4,000
Purchase	11/09/12	1,000
Purchase	11/12/12	5,000
Sale	11/19/12	2,000
Purchase	11/20/12	3,000
Purchase	11/20/12	500
Purchase	11/21/12	6,000
Purchase	11/21/12	1,100
Sale	11/26/12	400
Purchase	11/26/12	9,000
Sale	11/28/12	2,000
Purchase	11/28/12	2,500
Purchase	11/28/12	1,900
Purchase	11/30/12	4,000
Sale	12/03/12	1,000
Sale	12/04/12	1,000
Purchase	12/11/12	4,000
Sale	12/13/12	1,000
Purchase	12/14/12	5,000
Purchase	12/18/12	5,000
Sale	12/19/12	4,000
Sale	12/19/12	5,000
Sale	12/19/12	4,000
Sale	12/19/12	1,500
Purchase	12/28/12	7,726
Purchase	12/31/12	5,000
Purchase	12/31/12	3,000
Purchase	12/31/12	2,274
Purchase	12/31/12	5,000
Purchase	01/03/13	1,645
Purchase	01/04/13	2,000
Purchase	01/14/13	600
Purchase	01/14/13	4,166
Purchase	01/14/13	2,600
Purchase	01/14/13	2,000
Purchase	01/15/13	2,836
Purchase	01/15/13	2,800
Purchase	01/15/13	2,300
Purchase	01/15/13	300
Purchase	01/15/13	100
Purchase	01/15/13	100
Purchase	01/16/13	1,298
Purchase	01/16/13	3,000
Purchase	01/16/13	2,300
Sale	01/28/13	10,000
Sale	01/28/13	101
Sale	01/29/13	899
Purchase	01/30/13	5,000
Sale	02/01/13	700

Sale	02/01/13	400
Purchase	02/11/13	1,000
Purchase	02/13/13	4,000
Purchase	02/14/13	4,000
Purchase	02/15/13	4,000
Purchase	02/19/13	500
Purchase	02/19/13	2,000
Purchase	02/20/13	4,000
Sale	02/20/13	1,500
Sale	02/21/13	200
Purchase	02/21/13	3,000
Purchase	02/25/13	4,000
Sale	02/26/13	2,000
Sale	02/26/13	800
Purchase	02/27/13	3,000
Sale	03/11/13	1,000
Purchase	03/11/13	700
Purchase	03/11/13	200
Purchase	03/11/13	100
Purchase	03/22/13	10,000

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 25, 2013.

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2012 (unless otherwise indicated) by:

•	each person, who, to our knowledge, beneficially owns more than 5% of our common stock;

•	each of the Company’s Directors;

•	the Chief Executive Officer and the other Named Executive Officers; and

•	all individuals who served as Directors or Named Executive Officers, as a group.

A beneficial owner of stock is a person who has sole or shared voting power, meaning the power to control voting decisions, or sole or shared investment power, meaning the power to cause the sale of the stock. All individuals listed in the table have sole voting and investment power over the shares unless otherwise noted. The Company had no preferred stock issued or outstanding.

	Shares Beneficially Owned	Percent of Shares Outstanding
Greater Than 5% Owners(2,3)

Gamco Investors, Inc. One Corporate Center 401 Theodore Frems Ave. Rye, NY 10580-1422	5,177,017	15.29%

T. Rowe Price Associates, Inc.(4) 100 East Pratt Street Baltimore, Maryland 21202	3,153,465	9.31%

BlackRock, Inc. 40 East 52nd Street New York, NY 10022	2,488,449	7.35%

Stephen E. Myers(8)	1,713,790	5.06%

Dimensional Fund Advisors LP(9) Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,242,624	6.62%

The Vanguard Group, Inc.(10) 100 Vanguard Blvd. Malvern, PA 19355	1,863,215	5.50%

Barrow, Hanley, Mewhinney & Strauss, LLC 2200 Ross Avenue, 31st Floor Dallas, TX 75201-2761	2,139,831	6.32%

Directors, Nominees, and Named Executive Officers(1,2,5,6)
Vincent C. Byrd	10,750	*
Sarah R. Coffin	6,000	*
John B. Crowe	13,000	*
William A. Foley	4,000	*
Robert B. Heisler, Jr.	4,000	*
Richard P. Johnston	30,693	*
Edward W. Kissel	23,256	*
John C. Orr(7)	894,177	2.64%
Robert A. Stefanko	9,600	*
David B. Knowles(7)	192,450	*
Greggory W. Branning	—	*

All Directors, Nominees and Named Executive Officers as a group (11 persons)	1,187,926	3.51%

*	Less than 1% ownership

(1)	Unless otherwise indicated, none of the persons listed beneficially owns one percent or more of the outstanding shares of Common Stock.

(2)	Unless otherwise noted, the beneficial owner uses the same address as the address of the principal office of the Company.

(3)
According to filings made with the SEC, this party or an affiliate has dispositive and/or voting power over the shares. Number of shares of Common Stock beneficially owned is the amount reflected in the most recent Schedule 13D or Schedule 13G filed by such party with the SEC.

(4)
These securities are owned by various individual and institutional investors (including T. Rowe Price Small-Cap Value Fund, Inc., which owns 1,984,000 shares representing 5.86% of Myers’ outstanding shares) that T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities and Exchange Act of 1934, as amended, Price Associates is deemed to be a beneficial owner of such securities.

(5)	Includes shares which the non-employee director has a right to acquire by exercising options granted under the Amended and Restated 1999 Incentive Stock Plan and the 2008 Incentive Stock Plan.

(6)
The amounts shown represent the total shares of Common Stock owned by such individuals, together with shares which are issuable under currently exercisable stock options: Mr. Orr, 699,440, Mr. Knowles, 68,250, Mr. Johnston, 2,500, and Mr. Kissel, 7,750.

(7)	Includes restricted stock: Mr. Orr, 123,050, and Mr. Knowles, 123,200.

(8)
Includes 18,450 shares of Common Stock held by Mr. Myers’ spouse, for which Mr. Myers disclaims beneficial ownership and 253,021 shares held by the Louis S. Myers & Mary S. Myers Foundation for which he may be deemed beneficial owner. Also includes 913 shares held by MSM & Associates LP, of which Mr. Myers is a shareholder, and 19,500 shares held by Semantic Foundation, both of which Mr. Myers is a trustee and may be deemed the beneficial owner of such shares. Mr. Myers disclaims beneficial ownership in such shares to the extent he does not hold a pecuniary interest.

(9)
These securities are owned by various investment companies, trusts and accounts that Dimensional Fund Advisors LP (“Dimensional”) serves as investment adviser. For purposes of the reporting requirements of the Securities and Exchange Act of 1934, as amended, Dimensional is deemed to be a beneficial owner of such securities; however, Dimensional expressly disclaims that it is, in fact the beneficial owner of such securities.

(10)
These securities are owned by various individual and institutional investors that The Vanguard Group, Inc. (“Vanguard”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities and Exchange Act of 1934, as amended, Vanguard is deemed to be a beneficial owner of such securities.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many shares of Common Stock you own, please give GAMCO your proxy FOR the election of the Nominee by taking three steps:

●	SIGNING the enclosed BLUE proxy card,

●	DATING the enclosed BLUE proxy card, and

●	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact GAMCO at its address below.

GAMCO ASSET MANAGEMENT INC. ONE CORPORATE CENTER RYE, NEW YORK 10580 (800) 422-3554

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED MARCH 25, 2013

MYERS INDUSTRIES, INC.

2013 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF GAMCO ASSET MANAGEMENT INC.

THE BOARD OF DIRECTORS OF MYERS INDUSTRIES, INC.
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints George Maldonado, as attorney and agent with full power of substitution to vote all shares of common stock of Myers Industries, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Shareholders of the Company scheduled to be held at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301 on Friday, April 26, 2013, at 9:00 A.M. (local time) (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to GAMCO Asset Management Inc. (“GAMCO”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3 AND “AGAINST” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with GAMCO’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

GAMCO STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEE LISTED BELOW IN PROPOSAL 1.  GAMCO RECOMMENDS A VOTE FOR PROPOSAL 2 AND AGAINST PROPOSALS 3 AND 4.

1. GAMCO’s proposal to elect Daniel R. Lee to serve as director of the Company until the next annual meeting of shareholders.

	FOR ALL NOMINEE	WITHHOLD AUTHORITY	FOR ALL EXCEPT
Nominee: Daniel R. Lee	[ ]	[ ]	[ ] _____________
GAMCO does not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Code of Regulations and applicable law.  In addition, GAMCO has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Code of Regulations or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Code of Regulations and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

GAMCO intends to use this proxy to vote (i) “FOR” Mr. Lee and (ii) “FOR” the candidates who have been nominated by the Company to serve as a director, other than Richard P. Johnston, for whom GAMCO is not seeking authority to vote for and will not exercise any such authority.  The names, background and qualification of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your Shares will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

______________________________________________________

2. Company’s proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for fiscal 2013.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.  Company’s proposal to cast a non-binding advisory vote to approve executive compensation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.  Company’s proposal to approve the adoption of the Performance Bonus Plan of Myers Industries, Inc.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.